Exhibit 99.3
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
Proxy form for use at the Special General Meeting or any adjournment thereof

I/We1 of ___________________________ being holder(s) of ___________________________2 shares of US$0.01 each in the capital of Brilliance China Automotive Holdings Limited (the “Company’’), HEREBY APPOINT the Chairman of the meeting3 or ___________________________ of ___________________________ as my/our proxy to act for me/us at the Special General Meeting of the Company, to be held at Victoria Room I, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong on Thursday, 1 June 2006 at 9:00 a.m. or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolution as set out in the notice convening the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	For[4]	Against[4]

To authorise the directors of the Company to issue, allot and deal with shares in the capital of the Company (the “Shares’’) pursuant to the exercise of the conversion rights attaching to the Optional Convertible Bonds at such conversion price as may be provided, adjusted or reset in accordance with the Terms, where the number of Shares so issued and allotted shall not exceed 236.3 million Shares; and for the purpose of this Resolution:

“Convertible Bonds’’ means convertible bonds in an aggregate principal amount of US$182,678,000 due 2011 to be issued by Goldcosmos Investments Limited (to be renamed as Brilliance China Finance Limited), a wholly-owned subsidiary of the Company and incorporated in the British Virgin Islands, together with the additional convertible bonds in an aggregate principal amount of up to US$30 million to be issued upon exercise, in whole or in part, of the option to upsize by Citigroup Global Markets Limited (acting as the sole bookrunner);

“Optional Convertible Bonds’’ means the additional convertible bonds in an aggregate principal amount of up to US$30 million to be issued upon exercise, in whole or in part, of the option to upsize by Citigroup Global Markets Limited (acting as the sole bookrunner) in connection with the issue of the Convertible Bonds; and

“Terms’’ means the terms of the Convertible Bonds.

Signature[5]:	Dated: ____________________________

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3.	If any proxy other than the Chairman of the meeting is preferred, strike out the words “the Chairman of the meeting’’ and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (H) IN THE BOX MARKED “FOR’’ THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (H) IN THE BOX MARKED “AGAINST’’ THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. On a poll, your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting except that persons appointed by a clearing house as a proxy will be able to vote on a show of hands and on poll.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.
6.	In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
7.	In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
8.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9.	Completion and deposit of this form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.
10.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a poll may be declared in relation to any resolution put to the vote of the meeting before or at the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:
(a) by the Chairman of the meeting; or
(b) by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or
(c) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or
(d) by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.

*	for identification purposes only